FOR IMMEDIATE RELEASE	April 12, 2018

Micromem: SUCCESSFUL PRODUCT LAUNCH AT RECENT ABU DHABI SPE CONFERENCE

Toronto, Ontario and New York, New York, April 12, 2018 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") through its wholly owned subsidiary Micromem Applied Sensor Technologies, Inc. (MAST), is pleased to report on the successful launch of our ARTRA-171 Oil Well in situ Tracer Detection Platform at the recent ABU Dhabi Society of Petroleum Engineers (SPE) global workshop on “Improved Decision Making through Tracer Technology”. The technical presentation on the new product innovation was well received by the conference audience. Steven Van Fleet, President of MAST, met with principles from many of the major tracer detection service companies and major end users and demonstrated the product functionality and performance levels. As a result of this conference MAST has prepared and issued twelve commercial proposals that include product sales and/or licensing for regional sales and marketing representation for various jurisdictions around the world. In addition, licensing proposals involving technology transfer and long-term licensing revenue back to MAST are in progress with the major oil and gas service provider companies. These twelve proposals do not include our current oil & gas partner and represent global distribution of this product.

The product was formally released at the conference and was displayed operationally. The ARTRA-171 is ruggedly designed to be located at the gas/oil field and has the functionality of bringing central laboratory parts per trillion (ppt) detection capability, cost effectively, to the field. This results in high tracer chemical savings, faster and more intelligent analysis of tracer detection curves, since multiple samples per day can be taken.

Per our press release dated January 23, 2018, the ARTRA-171 tracer detection platform is now available for sale and shipment to our clients. MAST is offering two versions of the product. The released product is designed to be used in a project trailer at the gas/oil field. The second configuration is designed to sit directly on an oil well and includes an automated, drone serviceable sampler. For each configuration MAST has a patented sample preparation system which prepares the sample for the AROMA platform. Both systems are autonomous and require little or no operator intervention, including the sample taking, date and time stamping and subsequent sample storing until processed by the AROMA platform.

Steven Van Fleet, President of MAST reports, “This product clearly changes the dynamics of the tracer detection marketplace. It clearly has the ability to eliminate the human safety issues with manual sampling in a dangerous environment, it allows for sample taking and holding in those situations where environmental conditions preclude getting an operator to a well, it significantly reduces the high cost of tracer chemicals by delivering to the field ppt level detection and equally important, allows for dynamic sampling frequency. As the tracer concentration increases at arrival to the well, the interval frequency between testing can be reduced so as to capture the absolute peak concentration of the tracer. In the case of fracking applications where there is a critical time line for decisions, having high precision ppt detection capability in the field radically changes the dynamics of the fracking operation.”

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

About Entanglement

Entanglement Technologies, Inc., has developed the world's most advanced chemical sensors, bringing real-time analysis out of the laboratory and into the field. It makes the invisible world of chemicals accessible and actionable with rapid and precise sensing technology. Learn more: http://www.entanglementtech.com

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-QB - Symbol: MMTIF
               CSE - Symbol: MRM
Shares issued: 234,288,628
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com